UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Drive, Ste 200 Orlando, FL 32803

407-447-5000

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

81-1588569

(I.R.S. Employer Identification Number)

Limited Partnership Interests, General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of BridgeWell Preferred Income LP, a Florida limited partnership, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the BridgeWell Preferred Income LP Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 in the state of Florida for the purpose of investing in (1) mortgages secured by real estate and (2) directly in real estate. The Company invests in commercial real estate for renovation and sale, and land development to hold for appreciation and/or income production.

As of June 30, 2024, the Company had sold 33,982 Limited Partnership Interests (Units) to Investors ($33.98 million).

As of June 30, 2024, the Company is invested in $30.8 million in secured mortgage loan notes, and $4.0 million in real estate investments, of which $1.6 million is real estate owned retention.

The Company held $1,149,699 in cash at depository insured banks as of June 30, 2024. Of the $1,149,699 in cash, $100,000 was restricted. Restricted cash comprises a deposit with the warehouse line that is not available to the Company for immediate or general business use.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million of capital by selling Limited Partnership Interests (Units) to Investors. Most of the capital we raise is invested in secured mortgage notes and income-producing and/or appreciating real estate. In addition, the Company purchases and/or holds real estate that is retained from foreclosures on mortgage loans receivable (“REO” properties).

On January 7, 2020, the Company qualified with the Securities and Exchange Commission by ways of a post-qualification amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program however, no Limited Partnership unit holder may request a redemption 90 days after the units were purchased. Any redemption is not subject to penalty. The Company will only redeem Limited Partnership units up to 10% of the value of the assets under management per quarter. During the six months ending June 30, 2024, the Company had withdrawals of $2.0 million, and raised an additional $4.0 million in limited partner capital, for a net increase of $2.0 million. This does not include $1.1 million in earnings distributions for the six months ended June 30, 2024.

The Company renewed a $5 million dedicated warehouse line of credit (Repurchase Facility) on February 9, 2024 for a period of one year. The line of credit has a variable interest rate based on the daily simple SOFR plus 4.00% with a minimum interest rate of 4.00%. During the first half of 2024, 28 loans were placed on the warehouse line.

Trend Information

We are closely monitoring the impact of changing interest rates and rates of return on the type of secured mortgage notes that the Company purchases. During the reporting period ending June 30, 2024, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Item 2. Other Information

None.

Item 3. Financial Statements

BridgeWell Preferred Income LP

A Florida Limited Partnership

Financial Statements

(Unaudited)

For the six-month period ending June 30, 2024
and June 30, 2023

BRIDGEWELL PREFERRED INCOME LP
BALANCE SHEETS (UNAUDITED)
As of June 30, 2024 and December 31, 2023

	June 30,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$1,049,699	$1,554,743
Restricted Cash	100,000	100,000
Other Current Assets:
Prepaid Expenses and Other Receivables	263,932	321,646
Advances	9,908	22,263
Secured Loans	30,798,829	29,316,676
Total Other Current Assets	31,072,668	29,660,585
Total Current Assets	32,222,367	31,315,328
Other Assets:
Real Estate Investments	4,002,428	3,407,488
Deposits and Retainers	2,138	2,450
Total Other Assets	4,004,566	3,409,938
TOTAL ASSETS	$36,226,933	$34,725,266

LIABILTIES & MEMBERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts Payable	$2,492	$14,784
Due to Related Party	66,777	31,046
Loan Participation	—	375,359
Lines of Credit Advances	2,120,504	2,201,124
Total Current Liabilities	2,189,773	2,622,313

Long Term Liabilities:
Deferred Revenue	94,051.59	94,051.59
Total Long Term Liabilities	94,051.59	94,051.59

Total Liabilities	2,283,825	2,716,365

Members’ Equity	33,943,108	32,008,901

TOTAL LIABILTIES & MEMBERS’ EQUITY	$36,226,933	$34,725,266

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2024 and 2023

	2024	2023
Revenues:
Interest Income	$1,308,158	$1,401,371
Bank Interest & Dividends	45,101	34,960
(Loss) Gain on Real Estate Owned Retention	(16,802)	46,749
Gain on Sale of Real Estate Investment, Net	—	3,855
Rebates	708	845
Total Revenues	1,337,165	1,487,780
Expenses:
Servicing Fees	17,467	48,745
Management Fees	24,498	12,000
Warehouse Credit Line Fees and Interest	116,047	110,505
General & Administrative Expenses	47,915	52,836
Total Expenses	205,927	224,086

Net Income	$1,131,238	$1,263,694

The accompanying notes are an integral part of this financial statement. In the opinion of management, all adjustments necessary in order to make the interim financial statement not misleading have been included.

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities:
Net Income	$1,131,238	$1,263,694
Adjustments to Reconcile Net Income to Net
Cash from Operating Activities:
Net Loss (Gain) on Real Estate Owned Retention / Revaluation	16,802	(46,749)
Net (Gain) on Sale of Real Estate Investment	—	(3,855)
Change in Operating Assets & Liabilities:
Mortgage Loans Receivable	(1,482,153)	(4,922,782)
Prepaid Expenses and Other Receivables	83,810	281,918
Accounts Payable and Accrued Liabilities	(25,719)	(23,300)
Related Party Payable	35,731	2,134
Net Cash Used in Operating Activities	(240,291)	(3,448,941)

Cash Flows from Investing Activities:
Purchase of Real Estate Investments	(594,940)	(834,541)
Proceeds from Sale of Real Estate Owned Retention	(16,802)	610,896
Net Cash Used in Investing Activities	(611,742)	(223,645)

Cash Flows from Financing Activities:
Net Proceeds from Line of Credit	(455,979)	777,339
Contributions	3,990,586	4,087,370
Withdrawals and Distributions	(3,187,617)	(2,118,313)
Net Cash Provided by Financing Activities	346,990	2,746,395

Net (Decrease) in Cash	(505,044)	(926,190)

Cash and Restricted Cash - Beginning of Period	1,654,743	1,689,437

Cash and Restricted Cash - End of Period	$1,149,699	$763,247

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Warehouse Credit Line Interest	$110,857	$107,875
Non-Cash Transactions:
Conversion of Mortgage Loans Receivable to Real Estate Owned	$316,939	$364,680
Reinstatement of Non-Performing Loan	—	98,900
	$316,939	$463,580

The accompanying notes are an integral part of these financial statements.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization

BridgeWell Preferred Income LP (“Company”) is a Florida limited partnership formed on January 25, 2016. The general partner is Preferred Income Manager LLC (“PIM”, “General Partner” or “Manager”). The Company invests primarily in mortgage loans secured by the first and/or second mortgages issued to home remodelers, landlords, builders, developers, and private and commercial real estate investors who purchase or refinance residential real estate properties that they intend to hold as rental property or for resale. Operations are conducted throughout the United States, but primarily in the Southeast. Mortgage loans acquired by the Company are primarily originated by BridgeWell Capital LLC (“BWC”), an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. BWC also services the loans pursuant to a Master Note Servicing Agreement. The Company focuses on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, Ohio and Indiana. However, the Company holds loans throughout the United States.

The Company also invests in commercial real estate or land that management intends to renovate and sell or hold for appreciation and/or income production.

General Company Provisions

The Company is managed by PIM. The rights, duties and powers of the Manager are governed by the Company’s limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Units

On January 31, 2018, the Company received qualification from the U.S. Securities and Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 50,000 Limited Partnership Units at a price of

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Partnership Units (continued)

$1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company. As of June 30, 2024, and December 31, 2023, the number of outstanding Limited Partnership Units were 33,982 and 32,054, respectively.

On January 7, 2020, the Company filed a Post-Qualification Amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

General Partnership Units

The Company issued General Partnership Units to PIM, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of June 30, 2024, and December 31, 2023, the number of General Partnership Units remained at 201.9.

Liquidity and Withdrawals

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program. Per the offering circular and operating covenants of the partnership, the Limited Partner must provide the Partnership with a withdrawal request at least ninety (90) days prior to such requested withdrawal. The General Partner may, in its sole discretion, waive such withdrawal requirements if Limited Partner is experiencing undue hardship. Additionally, the General Partner has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total Partnership capital. Accounts of all Limited Partners that were outstanding at the beginning of such calendar year. Finally, the maximum aggregate amount of capital that the Partnership will return to the Limited Partners each calendar quarter is limited to 10% of the total outstanding capital of the Partnership as of December 31 of the prior year.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

●	Losses are allocated pro-rata to Limited Partners.

●	Profits are allocated pro-rata to Limited Partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the Limited Partners’ 7.00% non-compounded preferred return on their proportionate units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The Manager and/or its affiliates are entitled to receive certain fees, compensation, and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

BridgeWell Capital LLC services loans and collects a servicing fee of up to 3.00% of the principal balance. This is outlined in the Note Servicing Agreement.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management. This is outlined in the Regulation A filing.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”)

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Use of Estimates (continued)

Accounting Standards Codification Topic 946, Financial Services - Investment

Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of June 30, 2024, there are certain loans that have terms of two to 10 years. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (continued)

credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans considering historical experience, the types and dollar amount of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of June 30, 2024 and December 31, 2023, there were no allowances for loan losses recorded.

Real Estate Investments

Real Estate Purchases

The Company invests in real estate and real estate trusts in select locations, and then redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing attractive returns. Investments in real estate are carried at fair value. Real estate investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Real estate investments also include purchases of real estate owned (“REO”) properties from individual or institutional investors. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments to be initially measured at their transaction price and subsequently measured at fair value when the real estate rehabilitation or development is close to completion or completed and management can make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized gains or losses are recorded in operating income or expense.

Foreclosed Assets (Real Estate Owned)

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at fair value, and the gain or loss on foreclosure is recorded in operating income or expense.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Investments (continued)

Foreclosed Assets (Real Estate Owned) (continued)

Improvements are capitalized as incurred. Following foreclosure, valuations are periodically performed with any subsequent write-downs recorded as a separate valuation allowance against real estate owned and charged to other operating expenses.

Subsequent increases to real estate owned are recorded as unrealized gains when any rehabilitation improvements to the property are close to completion and management can make an assessment of fair value.

The maintenance of the real estate owned for which rent is collected, is expensed as incurred. The maintenance of real estate owned that does not have rent collected is capitalized. The Company actively works to sell, or prepare for sale, the acquired real estate, and gain and loss on these dispositions are recorded in operating income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of sale and potential financing.

While the Company holds real estate properties, it may rent them on a month-to-month basis. Rental income is considered incidental. Therefore, rental income is recorded as received and no depreciation expense is recorded during the current year.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement.

Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement.

Loan sale premiums are earned when a loan is sold to an institutional investor who pays an amount over the value of the underlying mortgages. This is typically 1% of the par value.

Gain or loss on sale of real estate investment is recognized at the time of sale of the asset.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Gain or loss in real estate owned retention is recognized when a mortgage loan is converted to an REO and during periodic re-valuations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an assert or paid to transfer liability in the principal of most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are based on either observable prices for identical assets or liabilities in inactive markets; observable prices for similar assets or liabilities; or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own financial model using assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data. See Valuation and Process Techniques below.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

Valuation Process and Techniques (continued)

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost, which is considered fair value. Non-performing and impaired mortgage loans are reported at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the rehabilitation or development of the asset is close to completion and fair value is determinable. Management determines fair value using valuations or market estimates from third parties. Investments are classified as Level 3. Foreclosed real estate, or real estate owned, is reported at the property’s estimated fair value less estimated costs to sell based on its appraised value at the time of foreclosure. Subsequent changes in value are recorded based on the current appraised value as further discussed in the Real Estate Investments section.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2024, and December 31, 2023, no significant uncertain tax positions exist for which a reserve would be necessary.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2024, there are 18 months open to examination by the Internal Revenue Service and varies for state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the six months ended June 30, 2024, and June 30, 2023, were $10,958 and $16,804, respectively. These balances are included in General & Administrative Expenses on the accompanying Statements of Operations.

NOTE 2 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 3 - CASH AND RESTRICTED CASH

The Company has a restricted cash requirement related to its line of credit for financing transactions. The following table provides a reconciliation of cash and restricted cash reported within the accompanying balance sheets and statements of cash flows as of,

	June 30, 2024	December 31, 2023
Cash	$1,049,699	$1,554,743
Restricted Cash	100,000	100,000
Total Cash, Cash Equivalents, and Restricted Cash	$1,149,699	$1,654,743

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 4 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 8.00% to 14.95% per annum with either a balloon payment due at maturity or periodic amortizing payments. Loans that are past maturity generally bear interest at 18.00%. Notes have maturity dates through April 2033.

Mortgage Loan Participations

The Company periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned.

Sold participations that do not qualify as a sale are recorded as a secured borrowing that is paid down based on the payment terms of the corresponding mortgage loan receivable. Secured borrowings are reflected on the accompanying consolidated balance sheets, and interest expense is reflected in the accompanying consolidated statements of operations. For the period ended June 30, 2024, the Company did not have participations that did not qualify as a sale. For the year ended December 31, 2023, the company had a loan participation of $375,359 recorded on the balance sheet as a secured borrowing.

Rehabilitation Loans

As of June 30, 2024, the Company had a commitment to fund an additional $2,692,657 in rehabilitation loans. As of December 31, 2023, the Company had a commitment to fund an additional $3,303,128 in rehabilitation loans. Commitments are funded by a combination of contributions, collections of mortgage loans receivable and warehouse credit line advances.

Loan Modifications

During the period ended June 30, 2024, one construction loan was modified to complete the subdivision entry gate and signs as well as the model home. The loan has a maturity of 12/1/2026. For the year ended December 31, 2023, five loans were modified. Two first and two second mortgages securing two properties were modified after the conclusion of the borrower’s Chapter 11 bankruptcy. On advice of counsel, four new mortgages in the amount of the judgements replaced the non-performing mortgages. The mortgages are amortizing, with a balloon payment at maturity in 2026. A construction loan was modified in 2023 to include a model home and additional improvements to the subdivision roadways and utility infrastructure. The loan has a maturity of 12/01/2026.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Loans in Default

As of June 30, 2024, 7 loans amounting to $3,854,486 were in default. As of December 31, 2023, 8 loans amounting to $3,069,208 were in default. It is presently anticipated that these loans will be resolved between one and three years from year-end 2023. Loans in default will reduce the cashflow and income generated to the Company, however, Management does not anticipate that these loans in default will incur loss of principal upon disposition or resolution.

The Company does not accrue interest owed on past due loans. Loans are restored to accrual status when interest payments are brought current. The exception to this is accrued interest on purchased non-performing loans. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. As of June 30, 2024, and December 31, 2023, there was no interest accrued on non-performing loans.

Credit Risk Concentrations and Credit Quality

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Company’s business activity is with customers located in Florida, North Carolina, and Indiana. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in those areas. The Company does not believe that its exposure to any particular loan product or geographic area results in a significant concentration of credit risk.

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar pay, as the delinquency rate of high-LTV loans tends to be greater than that for loans where the borrower has more equity in the collateral. As of June 30, 2024, the LTV for all outstanding loans measured at the origination of the loan ranged between 6% and 84%, with a weighted average LTV of 67%. As of December 31, 2023, the LTV for all outstanding loans measured at the origination of the loan ranged between 6% and 80%, with a weighted average LTV of 69%.

The geographic distribution of the loan collateral also provides insight as to the credit quality of the portfolio, as factors such as the regional economy, home price changes, and specific events such as natural disasters will affect credit quality.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Credit Risk Concentrations and Credit Quality (continued)

Interest-only loans pose a potentially higher credit risk because of the lack of principal amortization and potential for negative amortization. However, management believes the risk is mitigated through the Company’s loan terms and underwriting standards, including its policies on LTV ratios. At June 30, 2024 and December 31, 2023, 6 loans were amortizing loans.

NOTE 5 - LINE OF CREDIT

On February 9, 2024, the Company renewed a $5 million dedicated Warehouse Line of Credit (Repurchase Facility) for a period of one year. The line of credit has a variable interest rate based on the daily simple SOFR plus 4.00% with a minimum interest rate of 4.00%. The Company paid $110,857 in warehouse credit line interest, and $4,800 in warehouse credit line funding fees for the six months ended June 30, 2024. During that period 28 loans were placed on the warehouse line. The Company paid $256,459 in warehouse credit line interest, and $6,360 in warehouse credit line funding fees for the year ended December 31, 2023. During that year 41 loans were placed on the warehouse line.

NOTE 6 - RELATED PARTY TRANSACTIONS

Management Fees

Management fees are assessed throughout the year. The Manager of the fund (“PIM”) determines the amount of the fees (up to 1% of the dollar value of the limited partner shares), and whether the fees will be expensed, deferred or waived. For the six months ended June 30, 2024, the Company paid $24,498 in management fees. For the six months ended June 30, 2023, the Company paid $12,000 in management fees.

Servicing Fees

BridgeWell Capital LLC (“BWC”) earns up to 3% of the total secured loans serviced at the end of each month. For the six months ended June 30, 2024, the Company paid $17,467 in servicing fees. For the six months ended June 30, 2023, the Company paid $48,745 in servicing fees.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

Related Party Payable

The balance of related party payable at June 30, 2024 was $66,777. For the six months ended June 30, 2024, the Company owed BWC $46,330, comprised of fees associated with on-going non-performing notes, real estate owned (REO) assets, servicing fees, and administration expenses. Management fees of $20,447 were booked as payable to PIM.

The balance of related party payable at December 31, 2023 was $31,046, all owed to BWC. This amount is comprised of fees associated with on-going non-performing notes, REO assets, servicing fees, and administration expenses.

Investments

The General Partner’s equity investment in the Company was $201,897 at June 30, 2024 and at December 31, 2023.

NOTE 7 - FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of June 30,

		2024
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$30,798,829
Real Estate Purchases	—	—	2,373,795
Real Estate Owned	—	—	1,628,633
	$—	$—	$34,801,257

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

		2023
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$29,316,676
Real Estate Purchases	—	—	2,333,295
Real Estate Owned	—	—	1,074,193
	$—	$—	$32,727,164

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

For the sixth months ended June 30, 2024, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$29,316,676	$3,407,488
Purchases	10,949,511	—
Conversion of Mortgage Loans
Receivable to REOs	(316,939)	316,939
Capital Improvements	—	294,803
Realized/Unrealized Fair Value Adjustment	—	(16,802)
Payoffs or Sales	(9,150,419)	—
Total	$30,798,829	$4,002,428

For the year ended December 31, 2023, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$27,027,869	$3,172,608
Purchases	20,872,134	—
Conversion of Mortgage Loans
Receivable to REOs	(497,440)	497,440
Capital Improvements	—	467,645
Realized/Unrealized Fair Value Adjustment	(70,648)	92,180
Payoffs or Sales	(18,015,239)	(822,385)
Total	$29,316,676	$3,407,488

Due to their short-term nature, the carrying values of cash, accounts payable and accrued liabilities, line of credit and related party payable approximate their fair values at June 30, 2024 and December 31, 2023.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2024

NOTE 8 - CONTINGENT LIABILITIES AND RISK

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2024, there are no current matters that would have a material effect on the Company’s financial positions or results of operations.

Operating Risk

Cyber Security Threats

A cyber incident is an intentional or unintentional event that could threaten the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. The Company’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, and potential damage to our public image and reputation with our customers and investors.

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs as well as training and awareness programs provided by our banking partners on the risks of cyber incidents.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 25, 2024, the date the financial statements were available to be issued, and the following events are noted:

Investment Capital

From July 1 through September 25, 2024, the Company issued an additional 1,260 Limited Partnership Units for $1,260,036 and returned 857.3 Limited Partnership Units for $857,336.